UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________
FORM 11-K
 _____________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
Commission File Number: 000-21835
 _____________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
1500 WEST UNIVERSITY PARKWAY
SARASOTA, FLORIDA 34243

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SUN HYDRAULICS CORPORATION
1500 WEST UNIVERSITY PARKWAY
SARASOTA, FLORIDA 34243

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2014 AND 2013

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4

Supplemental Schedule
Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibits
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Sun Hydraulics Corporation 401(k) and
ESOP Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.

June 19, 2015
Clearwater, Florida

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets
Investments at fair value
Money market fund	$6,010,754	$8,749,125
Mutual funds	45,962,457	41,816,086
Self directed brokerage accounts	1,815,645	2,064,566
Sponsor company common stock, non-participant directed	21,155,173	21,843,560
Total investments at fair value	74,944,029	74,473,337
Receivables
Employer contribution-cash	—	663
Employer contribution- sponsor company common stock	3,050,514	2,780,087
Participants’ contribution	—	890
Notes receivable from participants including interest	2,639,960	2,503,041
Total receivables	5,690,474	5,284,681
Net assets available for benefits	$80,634,503	$79,758,018
The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2014	2013
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$2,616,887	$16,083,590
Interest	694	1,829
Participant loan interest	138,118	136,948
Total investment income	2,755,699	16,222,367
Contributions
Participant	2,097,406	1,942,652
Employer-cash	1,427,157	1,283,675
Employer-sponsor company common stock, at fair value	3,050,514	2,780,087
Rollovers	178,600	72,754
Total contributions	6,753,677	6,079,168
Total additions	9,509,376	22,301,535
Deductions from net assets attributed to:
Benefits paid to participants	8,600,513	5,695,989
Administrative expenses	32,378	27,029
Total deductions	8,632,891	5,723,018
Net increase	876,485	16,578,517
Net assets available for benefits
Beginning of the year	79,758,018	63,179,501
End of the year	$80,634,503	$79,758,018
The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

1.	Description of Plan
The following description of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan (f/k/a Sun Hydraulics Corporation Retirement Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.
General
The Plan became effective January 1, 1979. The Plan is a defined contribution 401(k) plan covering employees of its sponsor, Sun Hydraulics Corporation (“Corporation”), who have completed three months employment and reached the age of 18. Employees may enroll in the Plan effective on the first day of each calendar quarter following their third month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
During 2004, the Corporation adopted the Employee Stock Ownership Plan (“ESOP”). Under the ESOP, the Corporation may contribute on a discretionary basis company common stock to all employees eligible to participate in the Plan. The ESOP is a non-participant directed investment as the Corporation makes all contributions to the fund.
The sponsor company common stock fund is a share-based stock fund. At December 31, 2014, the fund held 537,206 shares of Sun Hydraulics Corporation common stock with a price of $39.38 per share as of such date. At December 31, 2013, the fund held 534,988 shares of Sun Hydraulics Corporation common stock with a price of $40.83 per share as of such date.
The Plan is administered by the Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Board of Directors retains authority. The Committee is composed of five employees of the Corporation appointed by the Corporation’s Board of Directors. Charles Schwab Trust Company (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and Internet exchange features of the Plan.
Contributions
Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their salary not to exceed statutory limits. Pre-tax contributions, of up to 6% of the employee’s salary (depending on length of service), are matched by the Corporation. Matching contributions are based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Additional contributions may be made by the Corporation on a discretionary basis. During 2014 and 2013, the Corporation contributed $3,050,514 and $2,780,087, respectively, to the ESOP in the form of company stock. The contributions in 2014 and 2013 are shown as a contribution receivable for that plan year.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance.

Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are vested in employer matching contributions and discretionary employer ESOP contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	—%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Payment of Benefits
If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.
Benefits may be paid upon death, disability, termination or retirement to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.
Investment Options
The participants, upon enrollment in the Plan, elect to invest their contributions, in one (1) % increments, in the investment options provided by the Plan. Initial investments in sponsor company common stock is not a participant directed investment option.

Notes Receivable From Participants
A participant may receive a loan based on the loan program set forth by the Plan. The minimum loan is $1,000 and the maximum is $50,000, not to exceed 50% of the participant’s vested account balance. Loans are repaid through payroll deductions over a maximum of five (5) years. A participant can have only one loan outstanding at one time. Current loans bear interest at a rate of 5.25%.
Plan Expenses
The Plan pays the account administrative service fee from income earned by the Plan. The Corporation pays the legal and accounting fees, and other expenses on behalf of the Plan.
Forfeitures
At December 31, 2014 and 2013, forfeited nonvested accounts totaled $823 and $2,132, respectively. Forfeited account balances revert back to the Plan and are used to pay reasonable administrative expenses of the Plan; any excess will be used to reduce the employer’s matching contributions. Forfeitures in the amount of $68,200 and $75,000, respectively, were utilized during 2014 and 2013 to pay Plan expenses.

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. For investments without quoted market prices, the net asset value is calculated and verified on a daily basis by the respective trusts and reported to the Trustee. Notes receivable from participants are valued at cost which approximates fair value. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized when earned.
Payment of Benefits
Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments consisting of interest, dividends, the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

3.	Investments
Investment balances that represent five percent or more of the net assets available for benefits are as follows:

	2014	2013
Sponsor Company Common Stock	$21,155,173	$21,843,560
Schwab S&P 500 Index Select	7,853,570	7,671,083
Vanguard Target Retirement 2020	6,980,753	—
Schwab Value Advantage Instl	6,009,910	8,748,565
T Rowe Price Blue Chip	4,711,030	—
JPMorgan Core Bond Fund	4,528,393	4,373,362
Blackrock Lifepath 2020	—	5,334,435
Rainier Large Cap Equity	—	4,204,244

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Mutual funds	$2,691,635	$6,744,603
Money market fund	21,777	27,969
Sponsor company common stock	(218,700)	8,961,423
Self directed brokerage account	122,175	349,595
Net change in fair value	$2,616,887	$16,083,590

4.	Fair Value Measurements
The Plan applies fair value accounting guidelines for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e. an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company’s own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Common stocks
Sun Hydraulics Corporation common stock and common stocks held in self-directed brokerage accounts are stated at fair value as quoted by the market close price on a recognized securities exchange on the last business day of the Plan year and are classified as Level 1.
Money market funds
Money market funds and money market funds held in a self-directed brokerage account are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1.
Mutual funds
Mutual funds and mutual funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1.

As of December 31, 2014, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/14 Using
	Assets Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2014	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$21,155,173	$21,155,173	—	—
Money market fund	6,010,754	6,010,754	—	—
Mutual funds
Target/life cycle/allocation	12,569,837	12,569,837	—	—
Fixed income	6,212,719	6,212,719	—	—
Large company equity	15,514,717	15,514,717	—	—
Mid company equity	3,905,419	3,905,419	—	—
Small company equity	3,381,462	3,381,462	—	—
International/global equity	4,378,303	4,378,303	—	—
Self directed brokerage accounts	1,815,645	1,815,645	—	—
	$74,944,029	74,944,029	—	—

As of December 31, 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/13 Using
	Assets Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2013	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$21,843,560	$21,843,560	—	—
Money market fund	8,749,125	8,749,125	—	—
Mutual funds
Target/life cycle/allocation	10,314,231	10,314,231	—	—
Fixed income	5,151,929	5,151,929	—	—
Large company equity	14,524,378	14,524,378	—	—
Mid company equity	3,663,355	3,663,355	—	—
Small company equity	3,464,100	3,464,100	—	—
International/global equity	4,698,093	4,698,093	—	—
Self directed brokerage accounts	2,064,566	2,064,566	—	—
	$74,473,337	74,473,337	—	—

5.	Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2014	2013
Net assets:
Sponsor company common stock	$21,155,173	$21,843,560

	Year Ended December 31,
	2014	2013
Changes in net assets:
Contributions	$2,780,087	$3,015,507
Net appreciation	(218,700)	8,961,423
Benefits paid to participants	(1,777,617)	(1,623,963)
Administrative expenses	(7,426)	(7,333)
Loans taken	(536,584)	(384,733)
Forfeitures	(41,422)	(45,368)
Transfers to participant directed investments	(886,725)	(2,147,791)
	$(688,387)	$7,767,742

6.	Tax Status of the Plan
The Internal Revenue Service has determined and informed the Corporation by letter dated November 4, 2013, that the Plan and related trusts are qualified under applicable sections of the Internal Revenue Code. The Corporation believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements, and no interest or penalty expense was recognized related to uncertain tax positions for the year ended December 31, 2014. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2011.

7.	Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

8.	Related Party Transactions
Certain Plan investments are shares of mutual funds managed by the Trustee and shares of the Corporation’s common stock; and, therefore, these transactions qualify as party-in-interest.

9.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
Information furnished pursuant to item 4i, Schedule H of Form 5500
Employer identification number: 59 2754337
Plan number: 001

(a)	(b)	( c )	(d)	(e)
		Description of
		investment including
		maturity date, rate of
	Identity of issuer, borrower,	interest, collateral, par or
	lessor, or similar party	maturity value	Cost	Market Value
*	Schwab Value Advantage Instl	Money Market Fund	#	$6,009,910
*	Schwab Government Money Fund	Money Market Fund	#	844
	American Beacon Large Cap Value	Mutual Fund	#	2,950,117
	Columbia Mid Cap Index Z	Mutual Fund	#	3,371,575
	Columbia Small Cap Index Z	Mutual Fund	#	1,079,651
	First Eagle Overseas A	Mutual Fund	#	682,209
	JPMorgan Core Bond Fund	Mutual Fund	#	4,528,393
	Loomis Sayles Small Cap Value	Mutual Fund	#	2,301,812
	Manning & Napier World Oppty A	Mutual Fund	#	2,920,212
	Morgan Stanley Mid Cap Grth P	Mutual Fund	#	533,845
	Oppenheimer Developing Mkts Y	Mutual Fund	#	775,883
*	Schwab S&P 500 Index Select	Mutual Fund	#	7,853,570
	T Rowe Price Blue Chip	Mutual Fund	#	4,711,030
	Vanguard Inflation Protection Sec	Mutual Fund	#	982,374
	Vanguard Target Retirement 2020	Mutual Fund	#	6,980,753
	Vanguard Target Retirement 2030	Mutual Fund	#	3,417,712
	Vanguard Target Retirement 2040	Mutual Fund	#	1,392,428
	Vanguard Target Retirement 2050	Mutual Fund	#	710,782
	Vanguard Target Retirement 2060	Mutual Fund	#	68,160
	Vanguard Retirement Income	Mutual Fund	#	701,951

	Personal Choice Retirement Account	Self Directed Brokerage Account	#	1,815,645
**	Sponsor Company Common Stock	Common Stock	11,689,953	21,155,173
	Notes receivable from participants	Various maturity dates with interest at 5.25%	#	2,639,960
	Total investments		$11,689,953	$77,583,989

*	Represents a party-in-interest to the Plan.
**	Represents both a party-in-interest to the Plan and a non-participant directed fund.
#	Investments are participant-directed and, therefore, cost information is not required.
See accompanying independent registered public accounting firm’s report.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Hydraulics Corporation 401(K) and ESOP Retirement Plan

June 19, 2015	By:	/s/ Tricia L. Fulton
Tricia L. Fulton
Chief Financial Officer (Principal
Financial and Accounting Officer)